Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

(Numbers in Thousands)

	Three months ended March 31,	For the year ended December 31,
	2016	2015	2014	2013	2012	2011
Net Income	$89,407	$209,536	$195,896	$185,556	$127,689	$58,423
Minority interest - preferred operating partnership, operating partnership and other non-controlling interests	(6,815)	(20,062)	(17,541)	(13,480)	(10,380)	(7,974)
Distribution from real estate ventures in excess of earnings	998	4,531	4,510	4,838	2,581	7,008
Fixed charges	31,359	95,682	81,330	71,630	71,850	67,301

Earnings for ratio	$114,949	$289,687	$264,195	$248,544	$191,740	$124,758

Fixed Charges:
Interest (1)	$31,359	$95,682	$81,330	$71,630	$71,850	$67,301

Total fixed charges	$31,359	$95,682	$81,330	$71,630	$71,850	$67,301

Ratio of Earnings to Fixed Charge	3.67	3.03	3.25	3.47	2.67	1.85

(1)	Interest includes the amortization of debt issuance costs